UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release – China Liberal Education Holdings Limited Reports Financial Results for Fiscal Year 2021

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: April 14, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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